Contact

www.linkedin.com/in/bsackett (LinkedIn)
www.gradusmanagement.com (Company)
www.eatonescrow.com (Company)
www.greatpacificescrow.com (Other)

Top Skills

Escrow
Real Estate
Management

Beth Sackett

Looking for the best escrow talent in Southern California! Come join our team!

San Diego, California, United States

Summary

The best escrow professionals spend years honing technical and interpersonal skills that make a meaningful difference to homebuyers and sellers and to the real estate professionals whose efforts drive our local housing economy. But they also know that every day starts anew, and they often feel that they're regarded for being only as good as their last closing.

With more than 100 escrow professionals under our management, with 20 branch locations throughout Southern California, and with a portfolio of companies that, together, close one out of every six residential sales in San Diego County, we understand that our employees are our customers.

Our job is to give them the context they need in which to succeed ... to surround them with compliance and training support; to nurture them with seasoned, experienced and understanding management; to support them with unmatched sales professionals; and to cheer for their ongoing success every day.

Escrow isn't easy – but it's a bit easier for escrow professionals who entrust their careers to our stewardship.

Experience

Gradus Management

Co-Founder/Co-Owner
January 2016 - Present (10 years 9 months)
California, United States

At Gradus Management, we've built our business to support the exceptional delivery of settlement services. With us, our employees, our partners and our clients all reach new heights.

A career? A partnership? When it comes to settlement services there is no better destination than Gradus Management. Join us for an exceptional journey with outstanding results.

Pinnacle Escrow
President
June 2015 - Present (11 years 4 months)
San Diego, California, United States

Independent, licensed, full service escrow company. Collectively we have over 35 years of escrow experience. Our professional escrow officers have a wealth of knowledge and practical experience in handling escrows. They work with you to identify the critical information that forms the foundation for the successful transfer of property in accordance with current laws and regulations. Learn more at www.pinnacleescrowinc.com.

Great Pacific Escrow
President
January 2012 - Present (14 years 9 months)

Independent, licensed, full service escrow company. Collectively we have over 35 years of escrow experience. Our professional escrow officers have a wealth of knowledge and practical experience in handling escrows. They work with you to identify the critical information that forms the foundation for the successful transfer of property in accordance with current laws and regulations. Learn more at GreatPacificEscrow.com.

Eaton Escrow
President
April 2009 - Present (17 years 6 months)

Independent, full service, licensed escrow company that handles most types of real estate transactions. Collectively we have over 70 years of escrow experience. Our escrow officers have a wealth of knowledge and experience which is based on the practical day to day handling of escrows. They also possess great expertise and the insight needed to understand the potential complexity of each and every transaction. Learn more at EatonEscrow.com.

Centennial Escrow
President
March 2009 - Present (17 years 7 months)

Independent, full service, licensed escrow company. We are dedicated to meeting the needs of the local real estate community and beyond. We have

invested in the latest state of the art computerized document processing and accounting equipment, allowing for speedy delivery of all documents and funds involved in an escrow transaction. Our officers take a hands on approach to each transaction and are backed up by a team of junior officers, assistants and loan document specialists. Learn more at CentennialEscrow.com.

Prudential California Realty

President of Pickford Escrow & VP Operations for RE Offices

May 1991 - October 2008 (17 years 6 months)

I was President of the Escrow Division and Vice President of Operations for PruCal in San Diego, Orange, Riverside and Los Angeles Counties when I left in the Fall of 2008 to begin my own companies.